UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XZERES Corp
(Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

984189 100
(CUSIP Number)

Richard B. Goud, Jr. Marquam Asset Management LLC 1500 SW First Avenue, Suite 910 Portland, OR 97201
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 984189 100	13G	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Marquam Asset Management, LLC 26-2836205
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,473,247 SHARES
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 1,473,247 SHARES
	8.	SHARED DISPOSITIVE POWER 00,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,473,247 SHARES
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.05% (based upon 29,171,035 outstanding shares of common stock as of June 24, 2013)
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 984189 100	13G	Page 2 of 4 Pages

Item 1.

(a)	Name of Issuer Xzeres Corp

(b)	Address of Issuer’s Principal Executive Offices 9025 SW Hillman Suite 3126, Wilsonville, OR 97070

Item 2.

(a)	Name of Person Filing Marquam Asset Management LLC

(b)	Address of the Principal Office or, if none, residence 1500 SW First Avenue, Suite 910, Portland, OR 97201

(c)	Citizenship Oregon

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 984189 100

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 984189 100	13G	Page 3 of 4 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,473,247 SHARES

(b)	Percent of class: 5.05% (based upon 29,171,035 outstanding shares of common stock as of June 24, 2013)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,473,247 SHARES.

	(ii)	Shared power to vote or to direct the vote Not applicable.

	(iii)	Sole power to dispose or to direct the disposition of 1,473,247 SHARES.

	(iv)	Shared power to dispose or to direct the disposition of Not applicable.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                Not applicable.

Item 9.  Notice of Dissolution of Group.

                Not applicable.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 984189 100	13G	Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2013
Date
/s/ Richard B. Goud, Jr.
Signature
Richard B. Goud, Jr., Chief Compliance Officer
Name/Title